================================================================================



                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650




================================================================================

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----

Report of Independent Public Accountants.........................................................     2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     December 31, 2000 and 1999..................................................................     3

     Statements of Changes in Net Assets Available for Plan Benefits
     Year ended December 31, 2000................................................................     4
     Year ended December 31, 1999................................................................     5

     Notes to Financial Statements...............................................................     6

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
     December 31, 2000...........................................................................    11

     Schedule H, Line 4j - Schedule of Reportable Transactions
     Year ended December 31, 2000................................................................    12

Signatures.......................................................................................    13

Exhibit 23 - Consent of Independent Public Accountants...........................................    14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of Greenfield Industries, Inc. Retirement Income Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 29, 2001

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                                 December 31,         December 31,
                                                                    2000                 1999
                                                                    ----                 ----
ASSETS
     Cash and cash equivalents                                   $        --          $    270,738
     Receivables:
       Participant contributions                                      50,825               125,578
       Employer contributions                                        993,606               999,548
       Accrued investment income                                          --                 1,388
                                                                 -----------          ------------
     Total receivables                                             1,044,431             1,126,514
                                                                 -----------          ------------

     Investments                                                  98,913,200           106,995,738
                                                                 -----------          ------------

TOTAL ASSETS                                                      99,957,631           108,392,990
                                                                 -----------          ------------

LIABILITIES
     Amounts payable under pending investment purchases                   --                (3,074)
                                                                 -----------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $99,957,631          $108,389,916
                                                                 ===========          ============



The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 2000

                                                                  Kennametal Inc.
                                                                      Common               All Other
                                                                    Stock Fund               Funds                  Total
                                                                    ----------               -----                  -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                                     $   115,349           $  6,358,111           $  6,473,460
     Employer contributions                                          3,996,316                     --              3,996,316
     Dividends and interest                                            100,316              5,359,657              5,459,973
     Net gains (losses) realized on disposition and
        unrealized on change in fair value of investments              488,542            (13,229,893)           (12,741,351)
                                                                   -----------           ------------           ------------

        Total net additions                                          4,700,523             (1,512,125)             3,188,398
                                                                   -----------           ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                    (244,915)            (8,058,482)            (8,303,397)
     Other distributions                                                (1,731)               (24,846)               (26,577)
     Transfers to other plans                                          (52,389)            (3,238,320)            (3,290,709)
                                                                   -----------           ------------           ------------

        Total deductions                                              (299,035)           (11,321,648)           (11,620,683)
                                                                   -----------           ------------           ------------


NET TRANSFERS BETWEEN FUNDS                                            551,728               (551,728)                    --
                                                                   -----------           ------------           ------------

NET INCREASE (DECREASE)                                              4,953,216            (13,385,501)            (8,432,285)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                               2,470,907            105,919,009            108,389,916
                                                                   -----------           ------------           ------------

     End of year                                                   $ 7,424,123           $ 92,533,508           $ 99,957,631
                                                                   ===========           ============           ============


The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

                                                              Kennametal Inc.
                                                                  Common              All Other
                                                                Stock Fund              Funds                 Total
                                                                ----------              -----                 -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                                 $    5,262           $  6,956,854           $  6,962,116
     Employer contributions                                     1,928,277              2,141,862              4,070,139
     Dividends and interest                                         7,946              7,133,067              7,141,013
     Net gains realized on disposition and unrealized
        on change in fair value of investments                    263,894              7,166,057              7,429,951
                                                               ----------           ------------           ------------

        Total additions                                         2,205,379             23,397,840             25,603,219
                                                               ----------           ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                (11,136)           (16,469,178)           (16,480,314)
     Other distributions                                             (751)               (10,583)               (11,334)
     Transfers to other plans                                          --            (32,311,108)           (32,311,108)
                                                               ----------           ------------           ------------

        Total deductions                                          (11,887)           (48,790,869)           (48,802,756)
                                                               ----------           ------------           ------------


NET TRANSFERS BETWEEN FUNDS                                       277,415               (277,415)                    --
                                                               ----------           ------------           ------------

NET INCREASE (DECREASE)                                         2,470,907            (25,670,444)           (23,199,537)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                                 --            131,589,453            131,589,453
                                                               ----------           ------------           ------------

     End of year                                               $2,470,907           $105,919,009           $108,389,916
                                                               ==========           ============           ============


The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF PLAN

The following general description of the Greenfield Industries, Inc. Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established for the purpose of providing eligible employees of Greenfield Industries, Inc. (the Company), a wholly-owned subsidiary of Kennametal Inc., the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the
Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as sponsor of the Plan.

Effective October 1, 1999, Company contributions are made in Kennametal Inc. common stock. As a result of this change, a portion of Plan assets was transferred to the GFI Retirement Income Savings Plan, a newly created separate plan sponsored by the Company. These transfers are reflected as transfers to other plans in the accompanying statements of changes in net assets available for plan benefits.

On October 1, 2000, several participant accounts were transferred to other defined contribution plans sponsored by Kennametal Inc. to consolidate these participant accounts in one plan.

ADMINISTRATION OF THE PLAN - The management of the Company has the authority and responsibility for the general administration of the Plan. Effective October 1, 2000, Putnam Fiduciary Trust Company serves as the Trustee of the Plan and Putnam Investment functions as the recordkeeper for the Plan. These functions were previously performed by Key Trust Company of Ohio, N.A. As a result, portions of participant accounts were directed into new investment options as more fully described herein. Additionally, Putnam New Opportunity Fund balances were transferred from Class A shares to Class Y shares to take advantage of lower management fees associated with the Class Y shares. These transfers did not change the value of the participant accounts.

ELIGIBILITY - The Plan covers all non-union and certain unionized employees of the Company and employees may become participants in the Plan as of the first entry date (January 1, April 1, July 1, or October 1) after completing 500 hours of service within a six consecutive month period. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Company contributes a base amount of 2% of each eligible participant's wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 15% of their wages through payroll deductions. In addition, the Company is required to make matching contributions equal to 50% of the first 4% of a participant's contribution. Company contributions are made quarterly. Effective October 1, 1999, Company contributions are made in Kennametal Inc. common stock.

DISTRIBUTIONS - If a participant's employment with the Company is terminated due to retirement pursuant to the terms of the Plan, the total amount of a participant's account shall be distributed in cash to the participant according to one of the options as described in the Plan and as elected by the participant. If a participant's employment with the Company is terminated for any reason other than retirement pursuant to the terms of the Plan, the participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account; provided, however, that if such account exceeds $5,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

PARTICIPANT LOANS - Participants may withdraw certain basic contributions and related earnings thereon only in the event of a financial hardship as defined by the Plan or the Code. The Plan also permits participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Such borrowings are allowed at the sole discretion of the Company. Loan terms range from one to five years or up to 29 years for the purchase of a primary residence and are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. At December 31, 2000, interest rates on participant loans ranged from 6% to 10.5%, with maturity dates ranging from January 2001 to August 2029.

INVESTMENTS - Participants direct their contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. Effective October 1, 2000, participants may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MAS Small Cap Value Fund - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index.

TRW Inc. Common Stock - This fund consists entirely of TRW Inc. common stock for investors who want to participate in the growth of TRW Inc. as part owners of TRW. This investment fund is closed to new participants.

The Key Trust EB MaGIC Fund - The investment objective of this fund is to seek a reasonable level of income together with stability of principal. The fund invests primarily in a diversified portfolio of insurance company and other investment contracts from an approved list of high-quality issuers. Effective October 1, 2000, this investment fund is closed to new participants.

Prior to October 1, 2000, participants were able to direct contributions to the Putnam New Opportunities Fund, The Key Trust EB MaGIC Fund, Kennametal Inc. common stock and TRW Inc. common stock, as well as any of the following investment options:

The Bond Fund of America - This fund seeks as high a level of current income as is consistent with preservation of capital.

American Balanced Fund - The fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds, and other fixed-income securities.

Victory Stock Index Fund - This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

Fidelity Advisor Growth Fund - This fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stocks.

Templeton Foreign Fund - This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock, fixed income funds and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value. According to the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," guaranteed investment contracts of defined contribution plans are considered to be fully benefit-responsive. As a result, these contracts are accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in this fixed income fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $205,109 at December 31, 2000. The crediting interest rates on the contracts ranged from 4.85% to 7.47% at December 31, 2000.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Expenses attributable to the administration or operation of the Plan and related Trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the years ended December 31, 2000 and 1999, the Company paid all expenses related to the operation of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions represent the difference between proceeds received and average cost.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total plan assets as of December 31, 2000 and 1999 were as follows:

                                                  2000                  1999
                                                  ----                  ----

Putnam New Opportunities Fund                  $21,283,675          $26,732,781
The Key Trust EB MaGIC Fund                     16,586,341           21,748,100
The Putnam Fund for Growth & Income             14,410,492                   --
Vanguard 500 Index Fund                         12,071,968                   --
Putnam Asset Allocation:  Balanced Fund         11,640,117                   --
PRIMCO Stable Value Fund                         8,755,695                   --
Kennametal Inc. common stock                     6,430,517                   --
Loans to Participants                            5,852,865                   --
Fidelity Advisor Growth Opportunity Fund                --           17,624,302
Victory Stock Index Fund                                --           14,489,861
American Balanced Fund                                  --           13,153,572


4.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated January 30, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                                PLAN NUMBER: 001
                           GREENFIELD INDUSTRIES, INC.
                                 EIN: 04-2917072
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                               SCHEDULE H, LINE 4i
                                DECEMBER 31, 2000

   Identity
   of Issue                 Description of Investment                                                  Current Value
---------------------------------------------------------------------------------------------------------------------

                 Mutual Funds

   *Putnam       Putnam New Opportunities Fund                                                         $21,283,675
   *Putnam       The Putnam Fund for Growth & Income                                                    14,410,492
   *Putnam       Vanguard 500 Index Fund                                                                12,071,968
   *Putnam       Putnam Asset Allocation:  Balanced Fund                                                11,640,117
   *Putnam       Putnam International Growth Fund                                                        1,410,940
   *Putnam       Putnam Voyager Fund                                                                       252,198
   *Putnam       MAS Small CAP Value                                                                        72,706
   *Putnam       Putnam Asset Allocation:  Growth Fund                                                      43,132
   *Putnam       Putnam Asset Allocation:  Conservative Fund                                                14,320
                                                                                                       -----------

                 Total Mutual Funds                                                                     61,199,548
                                                                                                       -----------

                 Collective/Common Trusts

   *Putnam       PRIMCO Stable Value Fund                                                                8,960,804
                                                                                                       -----------

                 Common Stock

   *Putnam       Kennametal Inc. Common Stock (a)                                                        6,430,517
   *Putnam       TRW Inc. Common Stock                                                                      88,234
                                                                                                       -----------

                 Total Common Stock                                                                      6,518,751
                                                                                                       -----------

                 Fixed Income Funds

  *Key Trust     The Key Trust EB MaGIC Fund                                                            16,586,341
                                                                                                       -----------

                 Loans to Participants

 *Participants   Loans to Participants, Maturities: from January 2001 to
                   August 2029, Interest rates 6% to 10.5%                                               5,852,865
                                                                                                       -----------

                 Total Investments                                                                     $99,118,309
                                                                                                       ===========


*    Party-in-interest.

(a)  The cost of this investment is $5,774,941 at December 31, 2000.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                                PLAN NUMBER: 001
                           GREENFIELD INDUSTRIES, INC.
                                 EIN: 04-2917072
                     SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                               SCHEDULE H, LINE 4j
                          YEAR ENDED DECEMBER 31, 2000

Identity of                                                                                            Current Value
  Party                                                  Purchase        Selling           Cost          of Asset on       Net
 Involved        Description of Investment                 Price          Price          of Asset     Transaction Date  Gain/(Loss)
------------------------------------------------------------------------------------------------------------------------------------

*Key Trust     Putnam New Opportunities Fund            $        --     $28,337,448     $19,781,462     $19,781,462     $8,555,986
 *Putnam       Putnam New Opportunities Fund             27,306,616              --      27,306,616      27,306,616             --

*Key Trust     American Balanced Fund                            --      12,351,710      12,454,708      12,454,708       (102,998)
 *Putnam       Putnam Asset Allocation: Balanced Fund    11,965,905              --      11,965,905      11,965,905             --

*Key Trust     Fidelity Growth Opportunities Fund                --      14,135,020      13,053,754      13,053,754      1,081,266
 *Putnam       Putnam Fund for Growth & Income           13,834,159              --      13,834,159      13,834,159             --

*Key Trust     Victory Stock Index Fund                          --      13,333,037      11,546,669      11,546,669      1,786,368
 *Putnam       Vanguard 500 Index Fund                   12,994,025              --      12,994,025      12,994,025             --

*Key Trust     Key Trust EB MaGIC Fund                           --       6,284,297       5,808,166       5,808,166        476,131
 *Putnam       PRIMCO Stable Value Fund                   9,619,448              --       9,619,448       9,619,448             --



*    Party-in-interest.

(a) Represent non-participant transactions or a series of non-participant transactions in excess of 5% of the fair value of the Plan assets at the beginning of the year.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Augusta, Richmond County, State of Georgia.

                                                 GREENFIELD INDUSTRIES, INC.
                                                 RETIREMENT INCOME SAVINGS PLAN

         Date:  June 29, 2001                    By:   /s/ SUZETTE PLETCHER
                                                       --------------------
                                                       Suzette Pletcher
                                                       Plan Administrator